SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                 SCHEDULE TO

     Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

                               (Amendment No. 6) *
             -----------------------------------------------------

                       Biggest Little Investments, L.P.
             -----------------------------------------------------
                      (Name of Subject Company (issuer))

                                  Ben Farahi
             -----------------------------------------------------
    (Names of Filing Persons (identifying status as offeror, issuer or other person))

                            Limited Partnership Units
             -----------------------------------------------------
                           (Title of Class Securities)

                                      None
             -----------------------------------------------------
                        (CUSIP Number of Class Securities)
             -----------------------------------------------------
             Ben Farahi
             Manager
             Maxum, LLC
             1175 West Moana Lane, Suite 200
             Reno, Nevada  89509
             (775) 825-3355

             Copy To:
             Michael J. Choate, Esq.
             Shefsky & Froelich
             111 East Wacker Drive, Suite 2800
             Chicago, Illinois  60601

     (Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
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CALCULATION OF FILING FEE
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Transaction valuation*  $9,100,000             Amount of filing fee  $1,820.00
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     * For purposes of calculating the fee only. This amount assumes the purchase of 65,000 units of limited partnership interest of the subject partnership for $140 per unit. The amount of the filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

     [X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: $1,820.00
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005-56511
Form or Registration No.:
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Ben Farahi
Filing Party:
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June 6, 2006
Date Filed:
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     [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X] third-party tender offer subject to Rule 14d-1.
     [ ] issuer tender offer subject to Rule 13e-4.
     [ ] going-private transaction subject to Rule 13e-3.
     [ ] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                               TENDER OFFER STATEMENT

Item 1.  Summary Term Sheet.

     Reference is made to the Offer to Purchase, dated June 6, 2006 (the "Offer to Purchase"), as amended by the Extension of Offer to Purchase dated July 5, 2006 (the "Extension of Offer to Purchase"), the Extension of Offer to Purchase dated July 25, 2006 (the "Second Extension of Offer to Purchase"), the Extension of Offer to Purchase dated July 28, 2006 (the "Third Extension of Offer to Purchase"), the Extension of Offer to Purchase dated August 4, 2006 (the "Fourth Extension of Offer to Purchase") and the Extension of Offer to Purchase dated August 14, 2006 attached hereto as Exhibit (a)(1) (the "Fifth Extension of Offer to Purchase"), each of which is incorporated by reference herein.

Item 2.  Subject Company Information.

     (a) The name of the subject company is Biggest Little Investments, L.P. (the "Company"). The Company's principal executive offices are located at 1175 West Moana Lane, Suite 200, Reno, Nevada 89509 and its telephone number is (775) 825-3355.

     (b) The title of the securities that are the subject of this offer is units of limited partnership interest in the Company ("Units"). As of May 31, 2006, there were approximately 180,937 Units outstanding.

     (c) There is no established trading market for the Units (except for limited or sporadic quotations).

Item 3.  Identity and Background of Filing Person.

     Ben Farahi is tendering for the Units (the "Purchaser"). The Purchaser's business address is 1175 West Moana Lane, Suite 200, Reno, Nevada 89509 and his telephone number is (775) 825-3355. The Purchaser owns 22.6% of the outstanding Units and is the sole manager of Maxum, LLC, the general partner of the Company. From 1993 to May 23, 2006, the Purchaser was Co-Chairman of the Board, Chief Financial Officer, Secretary and Treasurer of Monarch Casino & Resort, Inc. which, through its wholly-owned subsidiary Golden Road Motor Inn, Inc. ("Golden Road"), a Nevada corporation, owns and operates the tropically themed Atlantis Hotel Casino in Reno, Nevada. Since September 1, 1978, the Purchaser has been a partner in Farahi Investment Company which is involved in real estate investment and development. During the last five years, the Purchaser neither: (i) was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); nor (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to federal or state securities laws or finding any violation with respect to such laws. The Purchaser is a U.S. citizen.

Item 4. Terms of the Transaction.

     (a)(1)

     (i) Subject to the conditions set forth in the Offer to Purchase, as amended by the Extension of Offer to Purchase, the Second Extension of Offer to Purchase, the Third Extension of Offer to Purchase, the Fourth Extension of Offer to Purchase and the Fifth Extension of Offer to Purchase, the Purchaser is seeking tenders for 65,000 Units (the "Offer").

     (ii) The purchase price will be $140 per Unit. Reference is hereby made to the Cover Page, Summary Term Sheet and the sections entitled "Terms of the Offer," "Proration; Acceptance for Payment and Payment for Units" and "Conditions of the Offer" of the Offer to Purchase, as amended by the Extension of Offer to Purchase, the Second Extension of Offer to Purchase, the Third Extension of Offer to Purchase, the Fourth Extension of Offer to Purchase and the Fifth Extension of Offer to Purchase, which are incorporated by reference herein.

     (iii) The Offer is scheduled to expire at midnight, Eastern Time, on August 29, 2006, unless extended. Reference is hereby made to the Cover Page, Summary Term Sheet and the sections entitled "Terms of the Offer," "Proration; Acceptance for Payment and Payment for Units," "Withdrawal Rights" and "Extension of Tender Period; Termination; Amendment" of the Offer to Purchase, as amended by the Extension of Offer to Purchase, the Second Extension of Offer to Purchase, the Third Extension of Offer to Purchase, the Fourth Extension of Offer to Purchase and the Fifth Extension of Offer to Purchase, which are incorporated by reference herein.

     (iv) A subsequent offering period will not be available. Reference is hereby made to the Summary Term Sheet and the section entitled "Extension of Tender Period; Termination; Amendment" of the Offer to Purchase, as amended by the Extension of Offer to Purchase, the Second Extension of Offer to Purchase, the Third Extension of Offer to Purchase, the Fourth Extension of Offer to Purchase and the Fifth Extension of Offer to Purchase, which are incorporated by reference herein.

     (v) Reference is hereby made to the Cover Page, Summary Term Sheet and the sections entitled "Terms of the Offer," "Proration; Acceptance for Payment and Payment for Units," "Withdrawal Rights" and "Extension of Tender Period; Termination; Amendment" of the Offer to Purchase, as amended by the Extension of Offer to Purchase, the Second Extension of Offer to Purchase, the Third Extension of Offer to Purchase, the Fourth Extension of Offer to Purchase and the Fifth Extension of Offer to Purchase, which are incorporated by reference herein.

     (vi) Reference is hereby made to the Summary Term Sheet and the sections entitled "Terms of the Offer," "Proration; Acceptance for Payment and Payment for Units," "Withdrawal Rights" and "Extension of Tender Period; Termination; Amendment" of the Offer to Purchase, as amended by the Extension of Offer to Purchase, the Second Extension of Offer to Purchase, the Third Extension of Offer to Purchase, the Fourth Extension of Offer to Purchase and the Fifth Extension of Offer to Purchase, which are incorporated by reference herein.

     (vii) Reference is hereby made to the Cover Page, Summary Term Sheet and the sections entitled "Terms of the Offer," "Proration; Acceptance for Payment and Payment for Units," "Procedures for Tendering Units," "Withdrawal Rights" and "Extension of Tender Period; Termination; Amendment" of the Offer to Purchase, as amended by the Extension of Offer to Purchase, the Second Extension of Offer to Purchase, the Third Extension of Offer to Purchase, the Fourth Extension of Offer to Purchase and the Fifth Extension of Offer to Purchase, which are incorporated by reference herein.

     (viii) Reference is hereby made to the Summary Term Sheet and the section entitled "Proration; Acceptance for Payment and Payment for Units," of the Offer to Purchase, as amended by the Extension of Offer to Purchase, the Second Extension of Offer to Purchase, the Third Extension of Offer to Purchase, the Fourth Extension of Offer to Purchase and the Fifth Extension of Offer to Purchase, which are incorporated by reference herein.

     (ix) Reference is hereby made to the section entitled "Proration; Acceptance for Payment and Payment for Units," of the Offer to Purchase, as amended by the Extension of Offer to Purchase, the Second Extension of Offer to Purchase, the Third Extension of Offer to Purchase, the Fourth Extension of Offer to Purchase and the Fifth Extension of Offer to Purchase, which are incorporated by reference herein.

     (x) Reference is hereby made to the section entitled "Effects of the Offer" of the Offer to Purchase, as amended by the Extension of Offer to Purchase, the Second Extension of Offer to Purchase, the Third Extension of Offer to Purchase, the Fourth Extension of Offer to Purchase and the Fifth Extension of Offer to Purchase, which are incorporated by reference herein.

     (xi)  Not applicable.

     (xii) Reference is hereby made to the section entitled "Certain Federal Income Tax Consequences" of the Offer to Purchase, as amended by the Extension of Offer to Purchase, the Second Extension of Offer to Purchase, the Third Extension of Offer to Purchase, the Fourth Extension of Offer to Purchase and the Fifth Extension of Offer to Purchase, which are incorporated by reference herein.

     (a)(2) Not applicable.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

     Except as described in the sections entitled "Conflicts of Interest and Transactions with Affiliates" and "Certain Information Concerning Us" of the Offer to Purchase, as amended by the Extension of Offer to Purchase, the Second Extension of Offer to Purchase, the Third Extension of Offer to Purchase, the Fourth Extension of Offer to Purchase and the Fifth Extension of Offer to Purchase, which are incorporated by reference herein, none of the events set forth in Item 1005(a) and (b) of Regulation M-A has occurred.

Item 6.  Purposes of the Transaction and Plans or Proposals.

     (a) Reference is hereby made to the Cover Page and the section of the Offer to Purchase, as amended by the Extension of Offer to Purchase, the Second Extension of Offer to Purchase, the Third Extension of Offer to Purchase, the Fourth Extension of Offer to Purchase and the Fifth Extension of Offer to Purchase, entitled "Future Plans," which are incorporated by reference herein.

     (b) Reference is hereby made to the section of the Offer to Purchase, as amended by the Extension of Offer to Purchase, the Second Extension of Offer to Purchase, the Third Extension of Offer to Purchase, the Fourth Extension of Offer to Purchase and the Fifth Extension of Offer to Purchase, entitled "Future Plans," which are incorporated by reference herein.

     (c) None of the events set forth in Item 1006(c)(1) through (7) of Regulation M-A are planned, proposed or being negotiated, other than as described in the section of the Offer to Purchase, as amended by the Extension of Offer to Purchase, the Second Extension of Offer to Purchase, the Third Extension of Offer to Purchase, the Fourth Extension of Offer to Purchase and the Fifth Extension of Offer to Purchase, entitled "Certain Information Concerning Your Partnership--Your Partnership's Current Investments," which are hereby incorporated by reference herein.

Item 7.  Source and Amount of Funds or Other Consideration.

     (a) Reference is hereby made to the Summary Term Sheet and section of the Offer to Purchase, as amended by the Extension of Offer to Purchase, the Second Extension of Offer to Purchase, the Third Extension of Offer to Purchase, the Fourth Extension of Offer to Purchase and the Fifth Extension of Offer to Purchase, entitled "Source of Funds," which are incorporated by reference herein.

     (b) There are no material conditions to the financing of the transaction. There are no alternative financing plans or arrangements for the transaction.

     (d) None of the funds required for the purpose of the transaction are expected to be borrowed, directly or indirectly.

Item 8.  Interest in Securities of the Subject Company.

     (a) The Purchaser beneficially owns 40,976 Units, constituting 22.6% of the outstanding Units based on the 180,937 Units outstanding as of the date hereof. The Purchaser has sole voting and investment power with respect to all of such Units. The Purchaser disclaims beneficial ownership of an additional 61,268 Units owned by Western Real Estate Investments, LLC.

     (b) On June 22, 2006, the Purchaser filed Articles of Dissolution with the Secretary of State of the State of Nevada with respect to Western Real Estate Investments, LLC ("Western"), which beneficially owns 91,902 Units.
The Articles of Dissolution were subsequently challenged by the Purchaser's brothers, John Farahi and Bob Farahi. Each of the Purchaser and his brothers owns a one-third interest in Western. The Purchaser believes that each of the Purchaser and his brothers owns one-third of the assets of Western. Western's sole assets are its Units of the Partnership. Accordingly, the Purchaser owns one-third of Western's Units, constituting 30,634 Units, in addition to the 10,342 Units owned by him individually, or 22.6% of the outstanding Units. The Purchaser is no longer acting in concert with, or considered for securities law purposes to be part of a 'group' with, either of his brothers with respect to his ownership of Units. Consequently, the Purchaser disclaims ownership of the 61,268 Units, constituting 33.9% of the outstanding Units, owned by his brothers through Western. In the event that it is eventually determined under Nevada law that the Purchaser's brothers control Western's actions, it is possible, although unlikely, that they would control 91,902 Units on behalf of Western, constituting a 50.8% majority interest in the Partnership's outstanding Units.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

     No persons have been employed, retained or are to be compensated by the Purchaser to make solicitations or recommendations in connection with the Offer.

Item 10.  Financial Statements.

     (a) The Purchaser's net worth is in excess of $10,000,000. The Purchaser does not have any material guarantees and contingencies that may negatively affect his net worth. Assets that are not readily marketable do not make up a significant portion of the Purchaser's net worth

     (b) Not applicable.

Item 11.  Additional Information.

     (a) Not Applicable.

     (b) The Offer to Purchase, Extension of Offer to Purchase, Second Extension of Offer to Purchase, Third Extension of Offer to Purchase, the Fourth Extension of Offer to Purchase and the Fifth Extension of Offer to Purchase are hereby incorporated by reference herein.

Item 12.  Exhibits.

     (a)(1) Extension of Offer to Purchase, dated August 14, 2006.

     (a)(2) Cover Letter, dated August 14, 2006, from the Purchaser to Limited Partners.

     (a)(3) Offer to Purchase, dated June 6, 2006. (Incorporated by reference to Exhibit (a)(1) to Schedule TO filed on June 6, 2006 by the Purchaser with the Securities and Exchange Commission.)

     (a)(4) Cover Letter, dated June 6, 2006, from the Purchaser to Limited Partners. (Incorporated by reference to Exhibit (a)(3) to Schedule TO filed on June 6, 2006 by the Purchaser with the Securities and Exchange Commission.)

     (a)(5) Extension of Offer to Purchase, dated July 5, 2006. (Incorporated by reference to Exhibit (a)(1) to Amendment No. 1 to Schedule TO filed on July 5, 2006 by the Purchaser with the Securities and Exchange Commission.)

     (a)(6) Extension of Offer to Purchase, dated July 25, 2006.
(Incorporated by reference to Exhibit (a)(1) to Amendment No. 2 to Schedule TO filed on July 25, 2006 by the Purchaser with the Securities and Exchange Commission.)

     (a)(7) Extension of Offer to Purchase, dated July 28, 2006.
(Incorporated by reference to Exhibit (a)(1) to Amendment No. 3 to Schedule TO filed on July 28, 2006 by the Purchaser with the Securities and Exchange Commission.)

     (a)(8) Extension of Offer to Purchase, dated August 4, 2006. (Incorporated by reference to Exhibit (a)(1) to Amendment No. 4 to Schedule TO filed on August 4, 2006 by the Purchaser with the Securities and Exchange Commission.)

Item 13.  Information Required by Schedule 13E-3.

     Not Applicable.





                                  SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                            /s/ Ben Farahi
                            -----------------------------------
                            Ben Farahi

Dated:  August 14, 2006



                                   Exhibit Index

Exhibit No.

(a)(1)  Extension of Offer to Purchase, dated August 14, 2006.

(a)(2) Cover Letter, dated August 14, 2006, from the Purchaser to Limited Partners.

(a)(3) Offer to Purchase, dated June 6, 2006. (Incorporated by reference to Exhibit (a)(1) to Schedule TO filed on June 6, 2006 by the Purchaser with the Securities and Exchange Commission.)

(a)(4) Cover Letter, dated June 6, 2006, from the Purchaser to Limited Partners. (Incorporated by reference to Exhibit (a)(3) to Schedule TO filed on June 6, 2006 by the Purchaser with the Securities and Exchange Commission.)

(a)(5) Extension of Offer to Purchase, dated July 5, 2006. (Incorporated by reference to Exhibit (a)(1) to Amendment No. 1 to Schedule TO filed on July 5, 2006 by the Purchaser with the Securities and Exchange Commission.)

(a)(6) Extension of Offer to Purchase, dated July 25, 2006. (Incorporated by reference to Exhibit (a)(1) to Amendment No. 2 to Schedule TO filed on July 25, 2006 by the Purchaser with the Securities and Exchange Commission.)

(a)(7) Extension of Offer to Purchase, dated July 28, 2006. (Incorporated by reference to Exhibit (a)(1) to Amendment No. 3 to Schedule TO filed on July 28, 2006 by the Purchaser with the Securities and Exchange Commission.)

(a)(8) Extension of Offer to Purchase, dated August 4, 2006. (Incorporated by reference to Exhibit (a)(1) to Amendment No. 4 to Schedule TO filed on August 4, 2006 by the Purchaser with the Securities and Exchange Commission.)






Exhibit (a)(1)

                    EXTENSION OF OFFER TO PURCHASE FOR CASH

                                  BEN FARAHI
                 IS OFFERING TO PURCHASE UP TO 65,000 UNITS OF
                       LIMITED PARTNERSHIP INTEREST IN
                      BIGGEST LITTLE INVESTMENTS, L.P.,
                       A DELAWARE LIMITED PARTNERSHIP,
                          FOR $140 PER UNIT IN CASH

     I will purchase up to 65,000 (approximately 36%) of the outstanding units of limited partnership interest in your partnership. If more units are tendered to me, I will accept units on a pro rata basis according to the number of units tendered by each person. My offer and your withdrawal rights will expire at 12:00 midnight, New York City time, on August 29, 2006, unless I extend the deadline.

     You will not pay any fees or commissions if you tender your units, with the exception of taxes or fees which may be payable in respect of custodial or other beneficiary accounts. My offer is not subject to any minimum number of units being tendered. I am an affiliate of your general partner. I am making this offer with a view towards making a profit.

     Depending on your tax circumstances, there may be federal income tax benefits associated with a tender of your units. In the event that my purchase price is less than your tax basis for any units you tender in this offer, you will receive the tax benefit of your loss at the time of your tender, rather than deferring this benefit until you sell the units at a later time.

     SEE "RISK FACTORS" BEGINNING ON PAGE 2 OF THE OFFER TO PURCHASE DATED JUNE 6, 2006 (THE "OFFER TO PURCHASE") FOR A DESCRIPTION OF RISK FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH MY OFFER, INCLUDING THE FOLLOWING:

     - The partnership has received a non-binding letter of intent from counsel to Monarch Casino & Resort Inc., of which my brothers, John and Bob Farahi, are officers and directors, proposing to purchase the Sierra Marketplace Shopping Center, the partnership's sole property, at a cash price of $27 million, subject to certain conditions. In the event that the partnership was to accept the offer and distribute the proceeds therefrom, the limited partners would be entitled to an amount equal to approximately $175 per unit after the costs and expenses related to such a transaction currently projected to approximate $800,000. I also own approximately 10.5% of the outstanding shares of common stock of Monarch Casino & Resort, and, as such, am deemed to be an affiliate of Monarch. Further, I served as an officer and director of Monarch Casino & Resort from its inception until my resignation from such positions on May 23, 2006. Accordingly, a conflict of interest exists for me between my stock ownership of Monarch Casino & Resort and my position as the sole member of your partnership's general partner. Moreover, as described below, control of the actions of Western Real Estate Investments, LLC, an entity of which each of my brothers, John and Bob Farahi, and I are one-third members and that owns approximately 50.8% of the partnership's outstanding units, is currently subject to dispute between me, on the one hand, and my brothers, on the other hand. In the event that it is eventually determined under Nevada law that my brothers control Western's actions, it is possible, although unlikely, that they would control 91,902 units on behalf of Western, constituting a majority interest in the partnership. As majority owners of the partnership, my brothers could remove and replace the general partner of the partnership of which I am the sole member and manager, and control whether, and on what terms, the Sierra Marketplace is sold or cause the partnership to take actions such as making additional investments in mortgage loans or real estate, mortgaging the Sierra Marketplace and otherwise conducting the partnership's business.

       In an effort to allow the partnership to fairly analyze Monarch's purchase offer, the partnership has entered into letter agreement with Marshall & Stevens Incorporated, an independent national financial advisory and valuation firm, to assist the partnership in analyzing the offer. The partnership is currently negotiating the terms and scope of a confidentiality agreement with Monarch Casino & Resort. The partnership has received a due diligence request list from Monarch Casino & Resort, and is currently compiling due diligence materials in response to this request. There can be no assurances that this transaction will be consummated or even if completed, that it will have been completed with terms similar to those described above.

     - In a previous extension of my Offer to Purchase, I stated that "I anticipate that the value of the Sierra Marketplace property may appreciate substantially in the next five to ten years and, therefore, I do not believe that a sale of the property before that time is in the best interests of your partnership. However, I will consider any unsolicited offers received by the partnership relating to Sierra Marketplace, in accordance with my fiduciary duties as the sole member of the partnership's general partner." Please note that I am considering Monarch's unsolicited offer in accordance with those fiduciary duties.

     - On June 22, 2006, I filed Articles of Dissolution with the Secretary of State of the State of Nevada with respect to Western Real Estate Investments, LLC, a limited liability company in which I own a one-third interest, and of which I am the sole managing member. As mentioned above, Western Real Estate Investments owns 91,902 units, constituting 50.8% of the outstanding units. Shortly after my filing, the Articles of Dissolution with respect to Western Real Estate Investments were challenged by my brothers. I believe that each of my brothers and I own one-third of the assets of Western Real Estate Investments and, accordingly, one-third of Western's partnership units. Together with the units I own individually, then, I own approximately 22.6% of the outstanding units and may be in a position to influence the outcome of partnership decisions on which limited partners may vote. However, in the event that it is eventually determined under Nevada law that my brothers control the actions of Western Real Estate Investments, it is possible, although unlikely, that they would control a majority interest in the partnership's outstanding units.

     - My purchase price is in excess of 70% above the average price for the limited number of units which were traded in the informal secondary market between January 2005 and April 2006. My purchase price of $140 is not based on any third party appraisal or valuation. In addition, my purchase price was determined without any arm's-length negotiation between me and your partnership. No independent person has given an opinion on the fairness of my offer, and no representation is made by me or the general partner of your partnership on the fairness of my offer. I have estimated the liquidation value per partnership unit at $137.10, using a very conservative calculation methodology (see Section 13 of the Offer to Purchase, entitled "Background of the Offer").

     - I am making my offer to make a return on my investment. Accordingly, in establishing my purchase price I was motivated to set the lowest price for your units that might be acceptable to you consistent with my objectives. Such objectives may conflict with your interest in receiving the highest price for your units.

     - If you tender your units you will be giving up future potential value from owning the units.

     - You may receive more value by retaining your units than by selling your units to me.

     - I am an affiliate of the general partner of your partnership. For the year ended December 31, 2005 and the fiscal quarter ended June 30, 2006, the general partner was allocated an aggregate of $39,058 and $7,478, respectively, of your partnership's taxable income for acting in its capacity as the general partner and $177,390 and $51,160, respectively, in fees for managing the property owned by your partnership.

     The Offer to Purchase is amended by this Extension of Offer to Purchase by extending the expiration date of the offer from August 14, 2006 to August 29, 2006. The Offer to Purchase is further amended as follows:

     The sixth paragraph of "Risk Factors" on the Cover Page of the Offer to Purchase is hereby deleted entirely. This paragraph reads as follows:

     "It is possible that I may conduct a future offer at a higher price. I anticipate continuing to make offers, on a periodic basis, as long as I have the financial wherewithal to undertake such offers. It is my intent and goal to provide the limited partners of your partnership with a cost-effective liquidity alternative to the more expensive secondary market."

     The eighth paragraph of "Risk Factors" in the Offer to Purchase, entitled "POSSIBLE FUTURE OFFER AT A HIGHER PRICE," and the corresponding heading in the Table of Contents, is hereby deleted entirely.

     Section 8 of the Offer to Purchase, entitled "FUTURE PLANS" is hereby deleted entirely and replaced with the following:

     "I am seeking to acquire units primarily for investment purposes with a view to making a profit. It is my intended goal to provide the limited partners of your partnership with a cost-effective liquidity alternative to the more expensive secondary market. I do not have an intent to make any further offer, except that I would consider making an offer in the event that a third party makes an offer, and I also do not have any intent or plan to cause the partnership to enter into any going private transaction."

     The eighth paragraph of Section 9 of the Offer to Purchase, entitled "CERTAIN INFORMATION CONCERNING YOUR PARTNERSHIP--YOUR PARTNERSHIP'S CURRENT INVESTMENTS" is hereby deleted entirely and replaced with the following:

     "On July 26, 2006, the partnership received a letter from counsel to Monarch setting forth the terms of a proposal by Monarch to purchase the Sierra Marketplace Shopping Center at a cash price of $27 million. In the event that the partnership was to accept the offer and distribute the proceeds therefrom, the limited partners would be entitled to an amount equal to approximately $175 per unit. The partnership has received expressions of interest in the property from Monarch and other third parties in the past but no prior offers were ever made, nor were any significant negotiations ever commenced. In October 2005, a representative of a publicly held casino operator met with me, in my capacity as the sole manager of the general partner of the partnership, and stated that his company was interested in purchasing the property adjacent to the Sierra Marketplace and, contingent upon such purchase, also desired to purchase Sierra Marketplace. However, negotiations between the casino operator and Monarch, the owner of the adjacent property, were unsuccessful and, accordingly, no offer was ever made to purchase Sierra Marketplace. In addition, on May 3, 2006, the partnership received a letter from counsel to Monarch confirming a prior telephone conversation in which such counsel had advised me that the Monarch Board of Directors wished to immediately commence negotiations for the Sierra Marketplace. During the referenced telephone conversation, a member of the Board of Directors of Monarch informed me that Monarch was interested in negotiating to purchase the Sierra Marketplace. I, on behalf of the general partner of the partnership, responded to the representative of Monarch that the partnership was not interested in selling the Sierra Marketplace but would, instead, consider entering into a long-term lease arrangement. On July 20, 2006, Monarch filed a Form 8-K stating that Monarch's Board of Directors had been 'accumulating information relative to a potential purchase offer' for Sierra Marketplace. The partnership has entered into letter agreement with Marshall & Stevens Incorporated, an independent national financial advisory and valuation firm, to assist the partnership in analyzing the offer. The partnership is currently negotiating the terms and scope of a confidentiality agreement with Monarch. The partnership has received a due diligence request list from Monarch, and is currently compiling due diligence materials in response to this request."

     To accept my offer, please execute the letter of transmittal and return it to American Stock Transfer & Trust Company, which is acting as Depositary for my offer, together with any additional documents required, in the enclosed pre-addressed, postage paid envelope (see Section 3. "Procedures for Tendering Units" in the Offer to Purchase). Questions and requests for assistance or for additional copies of this offer to purchase or the letter of transmittal should be directed to MacKenzie Partners, Inc., which is acting as Information Agent for my offer, at (800) 322-2885.

August 14, 2006



Exhibit (a)(2)

                                  BEN FARAHI
                             1175 West Moana Lane
                                  Suite 200
                              Reno, Nevada 89509

                               August 14, 2006

                          OFFER TO PURCHASE FOR CASH
                         LIMITED PARTNERSHIP UNITS OF
                       BIGGEST LITTLE INVESTMENTS, L.P.
                          FOR $140 PER UNIT IN CASH


Dear Limited Partner:

     As you are aware, I have extended a tender offer to purchase limited partnership units of your partnership for $140 per unit. My offer is being made pursuant to the Offer to Purchase that you received as an enclosure with my letter to you dated June 6, 2006, as amended by those Extensions of Offer to Purchase, dated July 5, 2006, July 25, 2006, July 28, 2006, August 4, 2006 and August 14, 2006 (enclosed), respectively. The enclosed Extension of Offer to Purchase dated August 14, 2006 contains amendments to the Offer to Purchase that you should consider. Please carefully review this documentation prior to making a decision whether or not to tender your interests. The offer was originally scheduled to expire at 12:00 midnight, New York City time, on July 6, 2006, and has been extended until August 29, 2006, unless otherwise extended further, so that you have additional time to review this documentation.

     Please note specifically that I am clarifying the Offer to Purchase, as amended, to remove any ambiguity or doubt that I do not have an intent to make any further offer, except that I would consider making an offer in the event that a third party makes an offer, and I also do not have any intent or plan to cause your partnership to enter into any going private transaction.

     If you desire to tender any of your units in response to my offer, you should complete and sign the enclosed acknowledgment and agreement in accordance with the instructions set forth in the letter of transmittal included with this letter. The signed acknowledgment and agreement and any other required documents should be sent to the Depositary, American Stock Transfer & Trust Company, prior to the expiration of my offer. The addresses for the Depositary are 59 Maiden Lane, New York, New York 10038 or by overnight courier service or by hand at 6201 15th Avenue, Brooklyn, New York 11219 -- Attention: Reorg. Department - BLI.

     If you have any questions or require further information, please call my Information Agent, MacKenzie Partners, Inc. toll free, at (800) 322-2885.


                                    Very truly yours,


                                    BEN FARAHI